UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number 001-42819

ELEVRA LITHIUM LIMITED

(Translation of registrant’s name into English)

Level 28,

10 Eagle Street

Brisbane, Queensland 4000

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Elevra Lithium Limited (the “Registrant”) is filing the following exhibit on this Report on Form 6-K, which is hereby incorporated by reference:

Exhibit

No.	Description
99.1	2025 Notice of Annual General Meeting & Explanatory Notes and Proxy Form, as filed by the Registrant with the Australian Securities Exchange on October 20, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELEVRA LITHIUM LIMITED

Date: October 20, 2025	By:	/s/ Dylan Roberts Name: Dylan Roberts
Title: Company Secretary and General Counsel